UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRODUCTION & SALES REPORT

2Q21

PETROBRAS 76
MONROVIA

P-76: platform initiated gas exports from Búzios field

Highlights on production and sales in 2Q21

Rio de Janeiro, July 22nd, 2021 – In 2Q21, we continued to operate safely and had a solid operating performance, despite the persistence of the pandemic scenario. The average production of oil, NGL and natural gas reached 2.80 MMboed, 1.1% above 1Q21, due to the continued ramp-up of platforms P-68 (Berbigão and Sururu fields) and P-70 (Atapu field). Production in the pre-salt area totaled 1.96 MMboed in the quarter, representing 70% of Petrobras' total production, 1 percentage point above 1Q21 and 4 percentage points above 2Q20.

Because of the pandemic, we kept the headcount reduced on our platforms, with the adoption of measures such as pre-shipment isolation and extensive testing, in addition to changing operational routines in order to preserve the health of our employees and reduce risks of contamination and impacts on production.

We highlight the following points in our operating performance:

• In June, we started the integrated operation of Routes 1 and 2 of the Santos Basin gas flow, close to the FPSO Cidade de Angra dos Reis, as a result of the beginning of the Integrated Gas Flow System contracts, allowing more flexibility due to better distribution of the production units connected to the system and boosting gas supply;

• In the same month, we started the gas flow from P-76 in Búzios, contributing to the exploitation of the field's potential and enabling better reservoir management and increased value generation;

• On July 5th, FPSO Carioca completed the journey to its final location, in the Sépia field, with subsequent start of mooring activities. The unit's first oil is expected in August 2021;

• P-68 and P-70 units continued to ramp-up and delivered high operational efficiency rates in the quarter. On July 18th, P-70 reached the maximum allowed production capacity, 161 kbpd. Thus, despite the pandemic, the ramp-up was concluded in less than 13 months, close to our average of 11 months in the last three years;

On June 11th, we signed with Pré-sal Petróleo S.A. (PPSA) and the partners CNODC Brasil Petróleo e Gás (CNODC) and CNOOC Petroleum Brasil (CNOOC) the Búzios Coparticipation Agreement. When the agreement comes into effect, Petrobras will hold 92.666%, CNODC 3.667%, and CNOOC 3.667% of the Búzios reservoir. The estimates of participation and compensation presented are based on the effective date of the agreement, September 1st, 2021, and as soon as the date is confirmed with ANP's approval, the necessary adjustments will be made according to the cumulative production and investments made up to that date, with consequent financial compensation to Petrobras.

Carrying on our active portfolio management, we signed in 2Q21 the contract for the sale of our entire participation in eight onshore and shallow water fields, located in the Alagoas Terra, Alagoas Mar and Sergipe Terra Basins. The contract for the sale of seven of these concessions, in the so-called Alagoas Cluster, was signed with the company Petromais Global Exploração e Produção S.A., while the contract for the cession of our 50% stake in the Rabo Branco onshore field was signed with the company Petrom Produção de Petróleo & Gás Ltda. We also concluded the sale to the company Centro-Oeste Óleo e Gás Ltda of our non-operating 50% stake in Do-Re-Mi (Sergipe-Alagoas Basin), which has not recorded production in recent years. Additionally, in July, we signed a contract for the sale of Petrobras' participation in the Papa-Terra field (62.5%), located in the Campos Basin, to the company 3R Petroleum Offshore S.A., and concluded the sale of eight onshore exploration and production fields, jointly denominated Polo Rio Ventura, located in the state of Bahia, to the company 3R Rio Ventura S.A., a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A..

Oil products sales increased in 2Q21, reaching volumes of 1,759 kbpd in the domestic market, mainly due to the rise in diesel and gasoline sales. Gasoline sales grew throughout 2Q21 and reached 435 kbpd in June 2021. Oil processing and oil products output were lower compared to 1Q21, due to the concentration of mandatory scheduled refineries stoppages in 2Q21, but the production level of higher value-added fuels, diesel and gasoline, was kept up.

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We are sustainably increasing the portion of pre-salt oil used in our refineries, in line with the demands and opportunities of the domestic and international markets. The processing of pre-salt oil remained high in 2Q21, representing 54.7% of the processed feedstock in 1H21, an increase of 5.3 percentage points over last year and a new record of 898 kbpd. Pre-salt oils have a high yield of higher value-added middle destillates and have low sulfur content, contributing to a more sustainable refining activity and to the production of oil products with this characteristic, such as S-10 diesel and bunker.

We increased oil exports in 2Q21 and expanded our customer base by adding four new refiners to the Búzios portfolio and four new refiners to Atapu. It is worth mentioning that we exploited the arbitrage that has favored oil sales in Western markets by diversifying the destination of oil exports, resulting in increased oil sales to Europe, Latin America, United States, and also India, with a consequent reduction in exports to China.

In line with the appreciation of low-sulfur fuel oil worldwide due to International Maritime Organization (IMO) regulations, Petrobras started blending oil with fuel oil in search of the best profitability for its product portfolio. In 2Q21, the first Jubarte oil cargo traded as a component of low-sulfur fuel oil was carried out, overcoming operational challenges and showing positive economic results.

In May 2021 we set a new record for S-10 diesel sales, with the sale of 450 kbpd, 3.0% more than the previous record, set in April 2021.

We set a record in transshipment operations at the Angra dos Reis terminal in May, exporting 24 cargoes of oil within the month. We also set a record for total exports from the system, with 25 cargoes in May.

On June 28th, we reached an all-time record in the supply of regasified liquefied natural gas (LNG) in the country, with an instantaneous flow of 42 million m³/day, reaching, on the day, the volume of 109 million m³/day in the total natural gas supply.

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1 - Exploration & Production

						Variation (%)
Thousand barrels of oil equivalent per day (kboed)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Crude oil, NGL and natural gas - Brazil	2,754	2,720	2,757	2,737	2,806	1.3	(0.1)	(2.5)
Crude oil and NGLs (Kbpd)	2,226	2,196	2,245	2,211	2,282	1.4	(0.8)	(3.1)
Onshore and Shallow water	99	109	144	104	151	(9.2)	(31.3)	(31.1)
Post-salt - deep and ultra deep	506	521	573	514	596	(2.9)	(11.7)	(13.8)
Pre-salt	1,620	1,567	1,527	1,594	1,535	3.4	6.1	3.8
Natural gas (Kboed)	528	523	512	525	524	1.0	3.1	0.2
Crude oil, NGL and natural gas -Abroad	43	45	45	44	49	(4.4)	(4.4)	(10.2)
Total (Kboed)	2,796	2,765	2,802	2,781	2,856	1.1	(0.2)	(2.6)
Total - commercial (Kboed)	2,484	2,450	2,474	2,467	2,540	1.4	0.4	(2.9)

The average production of oil, NGL and natural gas in 2Q21 was 2,796 kboed, an increase of 1.1% compared to 1Q21 due to the continuity of the ramp-up of the P-68 platforms (Berbigão and Sururu fields) and P-70 (Atapu field).

In 2Q21, oil and NGL production in the pre-salt fields was 3.4% higher than in the previous quarter, due to the ramp-up of platforms P-68 and P-70, and the stabilization of production levels on the platforms that carried out schedule stoppages in 1Q21, mainly the FPSO Cidade de Paraty and P-66 (Tupi field). In addition, we recorded better performance on platforms P-74 and P-76 (Búzios field). These effects were partially offset by the scheduled stoppages of the P-58 (Jubarte field).

Oil and NGL production in the post-salt in 2Q21 was 2.9% lower than in the previous quarter, due to higher losses from maintenance stoppages in the Campos Basin and the divestment of the Frade field. Among the stoppages, we had higher impact with the platforms FPSO Campos dos Goytacazes (Tartaruga Verde field), P-40 (Marlim Sul field), P-25 and P-31 (Albacora field), P-48 (Albacora field), Barracuda and Caratinga) and P-50 (Albacora Leste field).

Onshore and shallow water production in 2Q21 was 99 kbpd, 10 kbpd lower than the previous quarter, mainly due to well interventions, equipment maintenance, the maintenance stoppage of the P-31, in addition to the natural decline of production.

Production abroad in 2Q21 was 43 kboed, from the fields in Bolivia, Argentina and the United States. The drop compared to 1Q21 is mainly due to the natural decline of the fields in Bolivia (San Antônio, San Alberto and Itaú).

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2 – Refining, Transportation and Marketing*

						Variation (%)
Operational (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Total production volume	1,741	1,821	1,642	1,781	1,739	(4.4)	6.0	2.4
Total sales volume in the domestic market	1,759	1,667	1,497	1,713	1,563	5.5	17.5	9.6
Reference feedstock	2,176	2,176	2,176	2,176	2,176	−	−	−
Processed feedstock (excluding LNG)	1,601	1,734	1,529	1,670	1,622	(7.7)	4.7	3.0
Processed feedstock utilization factor (%)*	74%	80%	70%	77%	75%	(6.0)	4.0	2.0
Total distillation feedstock	1,637	1,789	1,561	2,176	2,176	(8.5)	4.9	−
Total refining plants utilization factor (%)*	75%	82%	72%	79%	76%	(7.0)	3.0	3.0
Processed feedstock	1,638	1,782	1,575	1,710	1,669	(8.1)	4.0	2.5
Domestic crude oil as % of total processed feedstock	89%	92%	94%	91%	93%	(3.0)	(5.0)	(2.0)

Sales of oil products in 2Q21 were 5.5% higher than in 1Q21, and the growth of gasoline and diesel sales were the highlights. In the case of gasoline, there was an increase in its consumption compared to hydrated ethanol in the Otto cycle, a drop in third-party imports and lower product placement by other producers in 2Q21, resulting in an increase in market share. Regarding diesel, in addition to seasonality, with higher consumption in the second quarter compared to the first, there was a tax exemption from PIS/COFINS on the marketing of the product in March and April, which positively impacted sales, especially in April, and the reduction in the average biodiesel content between quarters.

Oil products production decreased 4.4% in 2Q21 due to scheduled stoppages at the REDUC, RPBC, REGAP, RLAM, REPAR and REVAP refineries.

On July 13th, RNEST began its first scheduled maintenance stoppage since the unit began operating in 2014. The stoppage involves the maintenance of virtually all refinery equipment in all RNEST train 1 units and is expected to last about 50 days.

2.1- Diesel

						Variation (%)
Thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Production volume	716	717	650	717	658	(0.1)	10.2	8.9
Sales volume for the Brazilian market	815	732	633	774	621	11.4	28.8	24.6

Diesel sales increased 11.4% in 2Q21 compared to 1Q21, mainly due to the impact of seasonality on consumption and heavy stocking by distributors in April, as a result of the PIS/CONFINS tax exemption on diesel sales, valid for March and April, 2021. Additionally, the reduction in the average biodiesel content in diesel from 12.3% to 11% also positively impacted sales. The increase in third-party imports and the consequent reduction in Petrobras' participation in the market partially mitigated the positive effects.

It is worth mentioning the evolution of S-10 diesel sales, which registered an increase of 12.2% in 2Q21 compared to 1Q21, reaching a new record in May 2021, with the sale of 450 kbpd, 3.0% above the previous record reached in April 2021. Sales of S-10 diesel represented 54.4% of total diesel sales in 2Q21.

Despite the higher volume of scheduled stoppages carried out in the period, diesel production was in line with 1Q21.

* Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

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The monthly production records of S-10 diesel at REPLAN and REFAP in May, as well as at RPBC in June, were also highlights of the quarter.

2.2 - Gasoline

						Variation (%)
Thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Production volume	385	378	290	381	325	2.0	32.8	17.4
Sales volume for the Brazilian market	386	342	282	364	306	12.7	36.9	19.0

Gasoline sales increased 12.7% in 2Q21 compared to 1Q21, due to the increase in the share of gasoline over hydrated ethanol in flex-fuel vehicles, lower third-party imports, lower product placement by other producers and relaxation of the restrictive measures associated with the COVID-19 pandemic compared to 1Q21. The reduction in the participation of third parties provided the company with an increase in market share in the domestic gasoline market, with emphasis on sales in June 2021.

Gasoline production followed the sales dynamics, with an increase of 2.0% in 2Q21 compared to 1Q21, even with the scheduled stoppages.

2.3 – Fuel Oil

						Variation (%)
Thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Production volume	255	284	286	269	290	(10.0)	(10.8)	(7.2)
Sales volume for the Brazilian market	55	56	36	55	38	(1.7)	51.7	45.0

Fuel oil sales in 2Q21 were in line with 1Q21, but 51.7% higher than in 2Q20 due to higher sales for thermal generation, because of the need to dispatch units starting in October 2020, due to the low levels of the reservoirs of the hydroelectric plants. In 2Q20 there were no sales to this segment.

In 2Q21, fuel oil production decreased by 10.0% compared to 1Q21 due to scheduled stoppages, mainly at RLAM.

2.4- Naphta

						Variation (%)
Thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Production volume	64	85	120	74	118	(23.7)	(46.3)	(36.9)
Sales volume for the Brazilian market	59	69	129	64	132	(15.3)	(54.4)	(51.5)

Naphtha sales decreased 15.3% in 2Q21 compared to 1Q21 due to the scheduled stoppage at a Braskem plant in April and May.

Production followed the reduction in sales and was 23.7% lower when compared to 1Q21. Naphtha currents were redirected to gasoline production.

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2.5- Liquefied Petroleum Gas (LPG)

						Variation (%)
Thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Production volume	111	118	124	115	124	(5.9)	(10.4)	(7.7)
Sales volume for the Brazilian market	234	226	242	230	231	3.6	(3.3)	(0.4)

The 3.6% increase in LPG sales in 2Q21 compared to 1Q21 was due to seasonal factors.

LPG production decreased by 5.9% compared to 1Q21, impacted by the scheduled stoppages in the period.

2.6- Jet Fuel

						Variation (%)
thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Production volume	46	68	20	57	64	(33.2)	128.0	(11.2)
Sales volume for the Brazilian market	53	73	21	63	66	(27.1)	152.8	(4.7)

Jet fuel sales in the second quarter are historically lower than in the first. However, the 27.1% drop in 2Q21 also reflects the negative effect of the second wave of COVID-19 on the airline industry. The gradual and consistent upward trajectory in sales after the sharp drop in Jet Fuel sales in April 2020 was reversed between February and April 2021. However, the return of jet fuel sales growth in May and June again indicates a recovery in the market.

Jet fuel production followed the market behavior and decreased by 33% when compared to 1Q21.

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3 - Gas & Power

						Variation (%)
Operational	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Sales in the Regulated Contracting Market - Average MW	2,453	2,465	2,404	2,459	2,404	(0.5)	2.0	2.3
Sales in Free Contracting Market and internal consumption - Average MW	1,240	1,117	679	1,179	718	11.0	82.6	64.2
Generation of electricity - average MW	3,297	2,864	1,074	3,082	1,377	15.1	207.0	123.8
Settlement price of the differences SE / CO - R$/MWh	229	173	75	201	132	32.4	205.3	52.3
National gas delivery (MM m³/day)	45	43	44	44	45	4.7	2.3	(2.2)
Regasification of liquefied natural gas (MM m³/day)	18	19	−	18	3	(5.3)	−	500.0
Import of natural gas (MM m³/day)	20	20	12	20	16	−	66.7	25.0
Sales volume of natural gas - MM m³/day	82	81	56	82	64	1.2	46.4	28.1

In 2Q21, electricity generation was 3,297 MW on average, an increase of 15.1% when compared to 1Q21, due to the worsening of hydrological conditions and to the lower level of the hydroelectrical reservoirs in the country. Sales in the Free Contracting Market increased 11%, mainly due to additional short-term energy sales volumes in April and May.

The volume of natural gas sales was roughly stable in 2Q21 compared to 1Q21. There was an increase of 4.7% in national gas delivery, following the beginning of the flow of gas from P-76 through Route 2, higher gas delivered by P-53 and P-74 and higher operational efficiency in the pre-salt Santos Basin platforms, partially compensated by a reduction in the volumes of regasified LNG which, nonetheless, continue to be high to meet the natural gas demand, still on an elevated level.

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Exhibit I: Consolidated Sales Volume

						Variation %
Sales volume (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Diesel	815	732	633	774	621	11.3	28.8	24.6
Gasoline	386	342	282	364	306	12.9	36.9	19.0
Fuel oil	55	56	36	55	38	(1.8)	52.8	44.7
Naphtha	59	69	129	64	132	(14.5)	(54.3)	(51.5)
LPG	234	226	240	230	231	3.5	(2.5)	(0.4)
Jet Fuel	53	73	21	63	66	(27.4)	152.4	(4.5)
Others	157	169	154	163	168	(7.1)	1.9	(3.0)
Total oil products	1,759	1,667	1,495	1,713	1,562	5.5	17.7	9.7
Alcohols, nitrogenous, renewable and others	4	14	7	9	7	(71.4)	(42.9)	28.6
Natural gas	342	336	236	339	276	1.8	44.9	22.8
Total domestic market	2,105	2,017	1,738	2,061	1,845	4.4	21.1	11.7
Exports of petroleum,oil products and other	994	737	962	866	996	34.9	3.3	(13.1)
Sales of international units	58	42	127	50	108	38.1	(54.3)	(53.7)
Total external market	1,052	779	1,089	916	1,104	35.0	(3.4)	(17.0)
Grand total	3,157	2,796	2,827	2,977	2,949	12.9	11.7	0.9

Exhibit II: Net imports and exports

						Variation (%)
Thousand barrels per day (kbpd)	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Net export (import)	652	347	823	500	785	87.9	(20.8)	(36.3)
Import	342	390	139	366	211	(12.3)	146.0	73.5
Petroleum	120	230	22	175	95	(47.8)	445.5	84.2
Diesel	120	70	−	95	4	71.4	−	2275.0
Gasoline	11	1	3	6	15	1000.0	266.7	(60.0)
Naphtha	−	−	14	−	19	−	−	−
GLP	88	74	99	81	74	18.9	(11.1)	9.5
Other oil products	3	15	1	9	4	(80.0)	200.0	125.0
Export	994	737	962	866	996	34.9	3.3	(13.1)
Petroleum	743	511	688	628	747	45.4	8.0	(15.9)
Fuel oil	189	199	195	194	185	(5.0)	(3.1)	4.9
Other oil products	62	27	79	44	64	129.6	(21.5)	(31.3)

Net exports in 2Q21 increased 87.9% compared to 1Q21 mainly due to the increase in oil exports, as a result of the lower feedstock at refineries this quarter, due to scheduled stoppages at refineries and the high level of ongoing exports in the previous quarter, with the realization of 27 MM bbl from 1Q21 in 2Q21. For 3Q21, there were still 23 MM bbl of ongoing exports from 2Q21. The drop in oil imports in 2Q21 contributed, to a lesser extent, to the increase in net exports.

Diesel imports increased in 2Q21 also due to scheduled stoppages, in addition to higher sales in the domestic market. The higher volume of diesel imports contributed to the increase in Petrobras’ sales in Brazil, even without growth in diesel production between the quarters, due to stoppages at refineries.

Disclaimer

This release includes forward-looking that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The amounts informed for 2Q21 on are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer